NEW DRAGON ASIA CORPORATION
                     (Listed on the American Stock Exchange)

                  Suite 2808, International Chamber of Commerce
                     Fuhua Three Road, Shenzhen, PRC 518048



July 14, 2006

Ms. Jill S. Davis
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.W.
Washington, D.C. 20549


Re:      New Dragon Asia Corp.
         Form 10-K for Fiscal Year Ended December 25, 2005
         Filed March 23, 2006
         (File No. 1-15046) (the "Form 10-K")
         ----------------------------------------------

Dear Ms. Davis:

         Thank you for your letter dated May 2, 2006 (the "Comment Letter") from the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to the Annual Report on Form 10-K (the "Annual Report") of New Dragon Asia Corp., a Florida corporation (the "Company"). This letter sets forth our responses to the issues raised in the Comment Letter. Given the complexity and impact of Comments No. 16 and 17 on the Company's quarterly and annual reports, previously filed with the SEC, we are in the process of completing an amendment to the Annual Report ("Amendment No. 1") and will file it as soon as possible after the Company has the information completed and your review of our responses to the Comment Letter is communicated to us. Accordingly, each of our responses to your comments is set forth below.

         In order to facilitate your review of our responses, we have responded to each of the comments set forth in the Staff's Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff's comments and correspond to the numbered paragraphs in the Comment Letter.

         The Company's responses to the Staff's comments set forth in the Comment Letter are as follows:


                                    RESPONSE

1        We note that all of your assets and operations are located in China.
         Please provide parent-only condensed financial statements as required by Rule 5-04 of Regulation S-X. Refer also to the September 27, 2004 Highlights of the AICPA International Practices Task Force meeting, located at http://cpacaf.aicpa.org/NR/rdonlyres/8B71F811-51B5-48D0-BD62
         -E6546A098346/0/2004_0927_IPTF_HLs.pdf.

         Response: In light of the fact that all of the Company's operations and approximately two-thirds of the Company's assets are located in China, the Company proposes to include in the notes to the financial statements and in Management's Discussion and Analysis of Financial Condition and Results of Operations a condensed balance sheet showing the assets, liabilities and equity located inside China and outside China as of December 25, 2005 as follows:


         (US$ - In thousands)                        Inside China         Outside China           Total
                                                     ------------         -------------           -----
         Assets
          - Cash and cash equivalents                  4,180                 10,152               14,332
          - Others                                    41,988                  2,814               44,802
         Liabilities                                   7,006                  5,576               12,582
         Minority interest                                91                     --                   91
         Intercompany                                  8,743                 (8,743)                  --
         Equity                                       30,328                 16,133               46,461


         Assets located outside of China consist primarily of cash and cash equivalents, deposits, and deferred financing costs related to the issuance of the preferred stock. Liabilities located outside of China consist primarily of preferred stock, net of the related beneficial conversion feature and fair value of the warrants.

         The Company does not believe that providing additional information regarding cash flows and results of operations are meaningful to the reader, in light of the nature of the assets and operations located inside China and outside China, respectively.


2 Please include a risk factor that addresses restrictions on your ability to pay dividends. Additionally include like disclosure in your discussion of your dividends policy on page 11.

         Response: The Company will include such disclosures in Risk Factors under "RISKS RELATED TO OUR CLASS A COMMON STOCK" on page 4 of the Form 10-K. This information will also be provided on page 11 of the Form 10-K.

3 We note your use of "Adjusted net income" which excludes certain financing charges which appear to be of a recurring nature. As such, it appears you may need to remove this metric from your document. Refer to
         Item 10(e)(ii)(BN) of Regulation S-K.

         Response: The Company has excluded certain financing charges of a recurring nature because they are essentially a form of imputed, non-cash interest expense. As the Company did not label these charges "non-recurring, infrequent or unusual", it believes that it has properly complied with this requirement.

4 Please expand your results of operations discussions to include a narrative discussion of the extent to which material changes from period to period in reported amounts were attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Refer to
         Item 303(a)(iii) of Regulation S-K.

         Response: The Company proposes to revise its discussion of results of operations on page 14 in the Form 10-K as follows:

         Net Revenue

         Net revenue for the year ended December 25, 2005 was $44.18 million, an increase of $4.96 million, or 12.64%, as compared to $39.22 million for the prior year.

         Approximately 90% of the increase was due to the growth in market demand for flour and instant noodles, and the remaining 10% of the increase derived from the addition of the soybean products business. The selling prices for all our products remained stable.


5 Expand your disclosure to include the significant obligations and terms of your Series A and B Convertible Preferred Stock. Reconcile your tabular presentation of contractual obligations to the terms of your preferred shares disclosed in the notes to your financial statements.

         Response: The Company proposes to revise the disclosures in "CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS" and reconcile its tabular presentation in the Form 10-K as follows:

         On July 11, 2005, the Company issued 6,000 shares of Series A 7% Convertible Preferred Stock ("Preferred Stock A"), convertible into an aggregate of 6,315,789 shares of Class A Common Stock at a conversion price of $0.95 per share, raising $6 million in gross proceeds.

         On December 22, 2005, the Company issued 9,500 shares of Series B 7% Convertible Preferred Stock ("Preferred Stock B"), convertible into an aggregate of 5,937,500 shares of Class A Common Stock at a conversion price of $1.60 per share, raising $9.5 million in gross proceeds.

         The key terms of the Preferred Stock A and B are as follows:


                                                 Preferred Stock A                        Preferred Stock B

         Preferred Dividend           7%  per  annum,  payable  quarterly  in   7% per  annum,  payable  quarterly  in
                                      arrears                                   arrears

         Mandatory Conversion         Beginning  on the 24th month  following   Beginning  at the end of the 24th month
                                      closing and each month thereafter,  the   following  closing  and on  each  third
                                      Company shall redeem 1/37th of the face   monthly   anniversary   of  that   date
                                      value of the Preferred  Stock in either   (quarterly)  thereafter,   the  Company
                                      cash or Common Stock.                     shall  redeem  1/13th of the face value
                                                                                of the  Preferred  Stock in either cash
                                                                                or Common Stock.


         Registration                 The Company  shall file to register the   The  Company  shall  file to  register
                                      underlying   common  shares  within  30   the  underlying  common shares with 30
                                      days of the  closing  date and make its   days of the closing  date and make its
                                      best  effects to have the  Registration   best effects to have the  Registration
                                      declared   effective  at  the  earliest   declared  effective  at  the  earliest
                                      date.                                     date.

         Anti-dilution                In the event the Company  issues at any   In the  event  the  Company  issues at
                                      time  while  Preferred  Stock are still   any time  while  Preferred  Stock  are
                                      outstanding  Common  Stock  or any type   still outstanding  Common Stock or any
                                      of  securities  giving  right to Common   type of  securities  giving  right  to
                                      Stock  at  a  price   below  the  Issue   Common  Stock  at a  price  below  the
                                      Price,  the  Company  agrees  to extend   Issue  Price,  the  Company  agrees to
                                      full-ratchet  anti-dilution  protection   extend   full-ratchet    anti-dilution
                                      to the investors.                         protection to the investors.



         Reconciliation of the outstanding payment obligations of mandatorily redeemable convertible preferred stock:


                                                                                    (In thousands)
         Aggregated balance as of the issue date                                         $15,500
         Partial redemption of Preferred Stocks A in November 2005                         1,900
                                                                                       ---------
                                                                                         $13,600

6 We note that your critical accounting policies do not address the specific instances where uncertainties exist in your estimates. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both sensitivity analysis and discussion of historical experience making the critical estimate are effective in conveying this information. Please refer to FRC
         Section 501.14 for further guidance on this subject.

         Response: The Company proposes to revise the disclosures in "CRITICAL ACCOUNTING POLICIES" in the Form 10-K as follows:

         Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

         An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimates are made, and if different estimates that reasonable could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of the consolidated financial statements.

7 Please expand your discussion of your contractual joint ventures to more fully describe the nature of the contractual joint ventures that you have entered into and the nature of the judgments that management has made in its determination of how to account for these arrangements. Additionally, explain whether or not these entities represented variable interest entities as defined by FIN 46(R). We may have further comment. Response: The Company proposes to revise the disclosure in "Contractual Joint Ventures" in the Form 10-K as follows:

         Contractual Joint Venture

         A contractual joint venture is an entity established between the Company and another joint venture partner, with the rights and obligations of each party governed by a contract. Currently, the Company has established three contractual joint ventures with three Chinese partners in China, with percentage of ownership ranging from 79.64% to 90%. Pursuant to each Chinese joint venture agreement, each Chinese joint venture partner is entitled to receive a pre-determined annual fee and is not responsible for any profit or loss, regardless of the ownership in the contractual joint venture. In view of such contracted profit sharing arrangement, the three contractual joint ventures are regarded as 100% owned by the Company. Hence, the Company's consolidated financial statements include the financial statements of the contractual joint ventures.

8 We note that you have a policy to provide for an allowance for uncollectible accounts if they are not collected in one year. We further note your disclosure in Note 4 on page F-11 which discloses that you have recorded significant provisions and write-offs during 2005 and 2004. Please expand your Management's Discussion and Analysis to explain how your accounts receivable collections, policy and customer terms impacted your results of operations and related liquidity. Additionally, explain why you believe one year is the appropriate criteria to use to determine whether or not an account is collectible.

         Response: The Company proposes to revise the "Allowance for doubtful accounts" on page 17 of the Form 10-K as follows:

         Allowance for doubtful accounts

         Management provides for an allowance for doubtful accounts for those third party trade accounts that are not collected within one year. We base our estimate (one year) on historical experience and on continuous monitoring of customers' credit and settlement. We believe we have reasonable basis for making judgments on the allowance for doubtful accounts.

         We normally grant up to 90 days credit to our customers. We monitor our allowance for doubtful accounts on a monthly basis. The significant provisions and write-offs during 2005 and 2004 reflect the estimates made by management approximate to the actual results. The net profit and loss impact of the provision and write-off on 2005 and 2004 are $118 and $218, respectively, which have an insignificant impact on the net income of both years.

9 Please expand your disclosure to address Item 308(c) of Regulation S-K which requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal period that has "materially affected, or is reasonably like to materially affect, your internal control over financial reporting."

         Response: The Company proposes to revise the disclosure in "Item 9A. Controls and Procedures" in the Form 10-K as follows:

         (b) Changes in internal controls over financial reporting

                  There have not been any changes to the Company's internal controls over financial reporting (as such term is defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

10 Please expand your consolidation policy to include the criteria used to evaluate whether a less than wholly owned subsidiary should be consolidated. Additionally, please confirm, if true, that you have no other interests in any other entity other than those you have listed.

         Response: The Company proposes to revise the disclosure in "Note 2. Basis of Presentation" in the Form 10-K as follows:

         The consolidated financial statements include the financial statements of New Dragon Asia Corp. and all of its subsidiaries (Note 1) required to be consolidated in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Intercompany balances and transactions have been eliminated in consolidation.

         Investments in companies in which the Company has significant influence, or ownership between 20% and 50% of the investee, are accounted for using the equity method. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company's share of net earnings or losses of the investee. The adjustment is limited to the extent of the Company's investment in and advances to the investee and financial guarantees made on behalf of the investee. The Company's investments in other entities are accounted for using the cost method.

         FIN 46, "Consolidation of Variable Interest Entities" requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity ("VIE") to consolidate the entity. A VIE is an entity in which the voting equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. VIEs are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among the parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses or receives a majority of its expected residual returns. The Company has completed a review of its investments in both non-marketable and marketable equity interests as well as other arrangements to determine whether it is the primarily beneficiary of any VIEs. The review did not identify any VIEs.

10 The consolidated financial statements were prepared in accordance U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowances for doubtful accounts, sales returns and allowance, and inventory reserves. Although management believes these estimates and assumptions are adequate and reasonable under the circumstances, actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of the major operating subsidiaries of the Company, which were prepared in accordance with the relevant accounting principles and financial reporting regulations in the PRC. Certain accounting principles stipulated under U.S. GAAP are not applicable in the PRC.


11 We note your risk factor discussion of your operations in China. Please disclosure the effect of foreign exchange restrictions upon your consolidated financial position and operating results. Refer to Rule 3A-02 of Regulation S-X.

         Response: The Company proposes to add the following disclosure on "Foreign currency translation" in the Form 10-K as follows:

         Although the Chinese government regulations now allow convertibility of Renminbi ("RMB") for current account transactions, significant restrictions still remain. Hence, such translations should not be construed as representations that RMB could be converted into U.S. dollars at that rate or any other rate.

         Substantially all our revenue and expenses are denominated in RMB. Our RMB cash inflows are sufficient to service our RMB expenditure. For financial reporting purposes, we use U.S. dollars. The value of RMB against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. Any significant revaluation of RMB may materially affect our financial condition in terms of U.S. dollar reporting.

12 Please address the following relating to your revenue recognition policy:

         - Expand your disclosure to clearly identify how you apply each of the general revenue recognition principles set-forth in SAB Topic 13.A to your sales process and contractual arrangements with customers.

         - Expand your accounting policy disclosure to describe how you account for sales incentives and discounts offered to your customers or tell us why this disclosure would not apply. Refer to EITF 01-09.

         - Expand your accounting policy to describe how you account for shipping costs or tell us why this disclosure would not apply. Refer to EITF 00-10.

         Response: The Company proposes to revise the disclosure in "Revenue Recognition" provided in "Note 3. Summary of Significant Accounting Policies" in the Form 10-K as follows:

         Revenue Recognition

         The Company recognizes sales in accordance with the United States Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" and SAB No. 104, "Revenue Recognition." The Company recognizes revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable and
         (iv) collection of the resulting receivable is reasonable assured. Revenue is not recognized until title and risk of loss is transferred to the customer, which occurs upon delivery of goods, and objective evidence exists that customer acceptance provisions have been met. Provisions for discounts and returns are provided for at the time the related sales are recorded, and are reflected as a reduction of sales. The Company bases its estimates on historical experience taking into considering the type of products sold, the type of customer, and the type of transaction specific in each arrangement. Revenues represent the invoiced value of goods, net of value added tax ("VAT").

         The Company does not offer promotional payments, customer coupons, rebates and other cash redemption offers to its customers.

         All of the Company's sales made in Mainland China are subject to the Mainland Chinese value-added tax at rates ranging from 13% to 17% ("output VAT"). Such output VAT is payable after offsetting VAT paid by the Company on purchases ("input VAT").

         Deposits or advance payments from customers prior to delivery of goods and passage of title of goods are recorded as deposits from customers.

         Shipping and Handling Costs

         Shipping and handling costs are included in selling expenses for all periods presented.

13 Please expand your disclosure to describe how you evaluate impairment of your fixed assets in the event impairment indicators arise. Identify at what level you aggregate assets in measuring a potential impairment loss. Refer to SFAS 144.

         Response: The Company proposes to revise the disclosure in "Property, machinery and equipment" provided in "Note 3. Summary of Significant Accounting Policies" in the Form 10-K as follows:

         Property, machinery and equipment

         Property, machinery and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets that range from 5 to fifty years. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the term of the lease, whichever is shorter. Costs for normal repairs and maintenance are expensed to operations as incurred, while renewals and major refurbishments are capitalized.

         The Company accounts for long-lived assets, such as property, machinery and equipment and purchased intangible assets with finite lives, in accordance with SFAS No. 144, "Accounting for the impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present. Recoverability of long-lived assets (other than goodwill) is assessed at the lowest level by comparing the estimated undiscounted future cash flows generated by an asset or group of assets against their respective carrying amounts. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, the carrying amount is compared to fair value and an impairment charge is recognized to the extent of the difference. The impaired asset is written down to fair value, which is typically calculated using: (i) quoted market prices and/or (ii) discounted expected future cash flows utilizing a discount rate consistent with the guidance provided in FASB Concepts Statement No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements" ("Concepts Statement 7"). Impairment is based on the excess of the carrying amount over the fair value of those assets.

         Assessments of whether there has been a permanent impairment in the value of property, machinery and equipment are periodically performed by considering factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. The Company believes no permanent impairment has occurred as of December 25, 2005.

14 We are unable to locate your reconciliation of your basic to diluted earnings per share numerator and denominator. Please expand your disclosures accordingly. Additionally, expand your disclosure policy to address the method you apply in computing diluted earnings per share for outstanding options and warrants and convertible securities for all periods presented. Refer to paragraph 40 of SFAS 128.

         Response: The Company proposes to revise the disclosures in "Earnings Per Share" provided in "Note 3. Summary of Significant Accounting Policies" and in "Note 15. Diluted Common Shares" in the Form 10-K as follows:

         Earnings per share

         The Company follows SFAS No.128, "Earnings Per Share" and SFAS N0. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for the computation, presentation and disclosure requirements for basic and diluted earnings per share for entities with publicly-held common shares and potential common stock issuances. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to reflect the dilutive effects of stock options and warrants using the treasury stock method.

         The following table presents the computation of earnings per share:


                                                        Years Ended December 25,
                                                        ------------------------
                                                      2005        2004           2003
                                                    -------      -------        -------
                                                   (In thousands, except per share data)
         Numerator: Net income                       $3,995       $4,645         $2,727
         Denominator:
         Weighted average shares outstanding
         for net income per share (basic)            46,125       45,061         42,108
         Effect of dilutive securities:
         Stock options                                  700            -              -
         Warrants                                     3,035            -              -
                                                    -------      -------        -------
         Denominator for net income per
         share (diluted)                             49,860       45,061         42,108
                                                    =======      =======        =======
         Net income per share (basic)                $0.09        $0.10          $0.06
         Net income per share (diluted)              $0.08        $0.10          $0.06



14       NOTE 15. DILUTED COMMON SHARES

         The diluted weighted average number of common share was a summation of the weighted average number of common stock outstanding plus the number of dilutive common share equivalents during the period. Dilutive common equivalent shares consist of stock options and warrants. Incremental shares of 3,735,000 in fiscal 2005 were used in the calculation of diluted earnings per share.

         Pursuant to SFAS No. 150, the mandatorily redeemable convertible preferred shares were excluded from the diluted earnings per share computation.

15 We note your disclosure regarding preferential tax rates and exemptions. Please disclose the aggregate dollar and per share effects of these arrangements and briefly describe the factual circumstances including the date on which each special tax arrangement will terminate. Refer to SAB Topic 11:C which can be located on our website at http://www.sec.gov/interps/account/sabcodet11.htm#11c.



         Response: The Company proposes to insert the following disclosure in "NOTE 11. TAXATION" in the Form 10-K, page F-13, as follows:

         For the years ended December 25, 2005, 2004 and 2003, the impact from effective tax rate varied from the statutory tax rate is summarized as follows:

         (In thousands, except for per share amounts)


                                                        2005           2004              2003
                                                      -------         ------            ------
         Effective rate                                  27%            22%               14%
         Statutory rate                                  33%            33%               33%
         Impact of effective tax rate                $   329            654               603
         Per share effect:
               Basic                                 $  0.01           $0.01             $0.01
               Diluted                               $  0.01           $0.01             $0.01


         The current "two-year exemption, three-year 50% reduction" tax holiday will have expired by the year 2011. However, the regional preferential tax rate and income tax refund policies have no specific expiry date.

16 Please address the following regarding your Series A and B Convertible Preferred Stock (Series A and B preferred shares):

         o Please explain why the Series A and B preferred shares are within the scope of SFAS 150. In this regard, we note these shares include conversion terms to issue a fixed number of Class A Common Stock based on an initial conversion price subject to limited adjustment based on certain contingent events and anti-dilution provisions, rather than requiring you to issue a variable number of shares that have a value equal to a fixed monetary amount. For example, the number of shares to be issued upon conversion does not appear to be determined based on the fair value of those shares on the date of conversion in order to return a fixed monetary value. Refer to paragraphs A18, A19, B41 and B42 of SFAS 150. Additionally, preferred shares including a designated mandatory redemption date, which are convertible into a fixed number of shares at the option of the holder, would be initially precluded from the scope of SFAS 150. Refer to paragraph A9 of SFAS 150. As such, it is unclear how you have concluded that these shares qualify as unconditional obligations to issue a variable number of shares.

         o We note your disclosure indicating recognition of a "beneficial conversion feature" associated with you Series A and B preferred shares, although you are applying SFAS 150. In the event SFAS 150 applies to your Series A and B preferred shares please explain how you have applied the initial and subsequent measurement provisions set-forth in paragraphs 20-24 of SFAS 150 including the citation of the specific paragraph(s) that applies. Additionally, explain why you believe EITF 00-27 and 98-5 would apply since these are subordinate to the accounting treatment under SFAS 150, if that is you view.

         o Explain how you considered the application of paragraph 12 of SFAS 133 to the embedded conversion option associated with your Series A and B preferred shares. Please provide a complete analysis of why you believe the embedded conversion option does not qualify as a derivative instrument requiring bifurcation and mark to market accounting, if that is your view. In the event you are relying on the scope exception under paragraph 11(a) of SFAS 133, please provide us with your analysis of paragraphs 12-32 of EITF 00-19 demonstrating how the embedded conversion option qualifies as permanent equity.

         Please provide us your analysis demonstrating that your warrants do not qualify for derivative accounting. In this regard, please provide us with your analysis of paragraphs 12-32 of EITF 00-19 as applied to your warrants.

16 Response: The four items above are interrelated so we have tried to include the response to all such items below. Our analysis is based, in part, on telephone conferences held with a member of the Staff Jonathan Duersch on June 13 and 15, 2006, by the undersigned and/or our accounting consultants.

         We propose to revise the Form 10-K to address the Staff's comments.

         We agree with your analysis that SFAS 150 does not apply to the Series A and B preferred shares (host contracts) due to their terms. We have now concluded the contents of both ASR 268 and EITF Topic D-98 together with rule 5.02.28 of S-X supports a classification of the redeemable convertible preferred stock outside of permanent equity similar to mezzanine financing would be correct.

         We have considered the guidance on warrants and embedded conversion features related to the host contract. Since the instruments fall outside the scope of SFAS 150 we specifically reviewed SFAS 133. In the evaluation of the convertible preferred contract (host contract) in accordance with SFAS 133, we determined that bifurcation of both the beneficial conversion feature and the warrants was appropriate pursuant to paragraph 12. The embedded derivative instruments (the conversion feature and warrants) were separated from the host contract and accounted for as separately since the economic characteristics and risks of the embedded derivative instruments are not clearly and closely related to the economic characteristics and risks of the host contract. The host contract does not embody a claim to the residual interest in the equity of the Company and thus, the economic characteristics and risks of the host contract are considered a debt instrument. We determined that the embedded instruments incorporate an equity based return and as such are not clearly and closely related to the economic characteristics and risks of the host contract. In addition, the host contract that embodies the derivative instruments is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur, and a separate instrument with the same terms as the embedded conversion feature and warrants would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of SFAS 133.

         Since bifurcation was determined appropriate in our above noted analysis, we next evaluated Paragraph 11(a) of SFAS 133 to determine if the scope exception applies. We concluded that 1) the contract is indexed to and, in fact, has required the issuance of our stock and 2) the embedded instruments are classified in the stockholders equity. In accordance with the guidance set forth in SFAS 133, we next analyzed the conversion feature and the warrants independently via a run-through of EITF 00-19 to determine if the exception of 11(a) of SFAS 133 applies. Our analysis indicated that since the holder does receive a fixed number of shares upon exercise of their conversion of the debt to common stock of the Company and, accordingly the instrument qualifies as a conventional convertible.

16 Upon completion of the above noted evaluation, we determined that a debt discount was required to be recorded as of the date of issuance to account for the value of the warrants and the value of the beneficial conversion feature. The total value of the warrants associated with this Preferred Stock offering, for purposes of calculating the accounting for the beneficial conversion feature, was valued at $5,612,000. The amount allocated to the beneficial conversion feature was $5,168,000. These discounts have been recorded as valuation allowance against the Preferred Stock offerings and are being amortized to retained earnings as a dividend over the period until redemption.

         In addition to the above the analysis we noted the registration rights agreement entered into as part of the preferred stock offering requires us to file a registration statement and to continuously maintain its effectiveness. Section 2 (b) of the registration rights agreement states that if the Company fails to file the registration statement or maintain its effectiveness, the Holders are entitled to liquidated damages of 2% of the aggregate purchase price on each monthly anniversary accrued for on a daily basis. We have accounted for the liquidated damages provision by determining the appropriate classification of the warrants under SFAS 133 and EITF 00-19. In considering EITF 00-19 we believe the detached warrants should be accounted for as a derivative liability since the warrants are included in the registration rights in which significant liquidated damages could be required to be paid to the holder of the instrument if we fail to register the shares under a preset time frame and or where the registration statement fails to remain effective for a preset period. We will revise the value of the warrant derivatives to fair value rather than the originally reported relative fair value and increased the discount on the preferred by an appropriate amount.


         o We note you indicate on the face of your balance sheet that you have not issued any outstanding $.0001 par value preferred shares, although the note to your financial statements suggests you have 15,500 preferred shares outstanding as of December 25, 2005. Please revise your balance sheet presentation for this inconsistency and present the stated value and shares outstanding, along with the authorized number of preferred shares and par value in the appropriate line item.

         Response: The Company had 13,600 shares of preferred stock issued and outstanding as of December 25, 2005; 1,900 shares of preferred stock were converted into shares of common stock during the fiscal year ended December 25, 2005. The Company proposes to revise the disclosure in the equity section of the balance sheet in the Form 10-K as follows:

         Preferred Stock, $0.0001 par value:
            Authorized - 5,000,000 shares
            Issued and outstanding - 13,600 shares and nil shares at December 25, 2005 and 2004, respectively

         o Please expand your disclosure to include all significant terms of your Series A and B preferred shares. For example, but without limitation, we note terms in your Certificates of Designation of Preferences, Rights and Limitations such as, registration rights, redemption terms, conversion price adjustment terms, and dividend terms which are not currently disclosed in your financial statement notes.

         Response: Please see our response to Comment 5 above.

16       o  Please clarify and disclose in plain English the quarterly redemption terms of your Series A and B preferred shares. In this regard, we note your tabular presentation of contractual obligation on page 16. We were unable to determine whether the quarterly redemption amount is effectively redeeming your preferred shares or is a return of capital to share holders.

         Response: Please see our response to Comment 5 above.

         o Expand your disclosures to provide a tabular schedule of the number of preferred shares issued, converted, and outstanding along with the assigned values during fiscal year 2005.

         Response: The Company proposes to revise the disclosure in "Note 12:
         Convertible Preferred Stock" in the Form 10-K as follows:

         Preferred Stock A                   Number of Shares      Stated Value
         -----------------                   ----------------      ------------
                                                                   (In thousand)
         Issued                                        6,000       6,000
         Converted                                     1,900       1,900
                                                       -----       -----
         Outstanding at December 25, 2004                  0           0
                                                       -----       -----
         Outstanding at December 25, 2005              4,100       4,100
                                                       =====       =====


         Preferred Stock B                   Number of Shares      Stated Value
         -----------------                   ----------------      ------------
                                                                   (In thousand)
         Issued                                        9,500       9,500
         Converted                                        --          --
                                                       -----       -----
         Outstanding at December 25, 2004                  0           0
                                                       -----       -----
         Outstanding at December 25, 2005              9,500       9,500
                                                       =====       =====

         o Based on your determinations of whether your Series A and B preferred shares include an embedded derivative you may need to reevaluate your accounting policy on page F-8 indicating you do not currently hold any derivative financial instruments.

         Response: The Company proposes to revise the disclosure on page F-8 of the Form 10-K as appropriate subject to resolution of Comments 16 and 17.

17 We note your disclosures indicating you issued warrants to a placement agent in exchange for services associated with the issuance of your preferred shares of which some warrants were exercised on a cashless basis. Please explain whether the warrants contained a cashless provision and how you accounted for this provision at the date of grant or modification. Expand your disclosure to provide all information required by paragraph 65 SFAS 123R associated with warrants issued for services.

         Response: The warrants issued to the placement agent were exercisable on a cashless basis and were valued using an option pricing model at the date earned by the placement agent. The warrants are fully vested when granted. The calculated value was recorded as a cost of the preferred stock offering and not adjusted after the initial date, in our original filing. We have reconsidered the settlement of this warrant, and considered the effect of its terms under the concepts of FAS 123R paragraph 35 and 36 and now believe these warrants should be adjusted at each reporting period to fair value until they are exercised. The Form 10-K will be revised accordingly.

18 The total warrants you have outstanding associated with your private placements and issuance of preferred stock appears unclear. Please provide a roll-forward of your warrants showing the beginning balance for each period presented, the number of warrants granted, forfeited, exercised and the ending balance, for each period presented.

         Response: The Company proposes to revise the disclosures provided in "Note 14. Warrants" in the revised Form 10-K as follows:

         During the year ended December 25, 2005, warrant holders relating to the September 2003 and October 2003 private placement transactions exercised their warrants to purchase 1,650,000 and 400,000 shares of Class A Common Stock at exercise prices of $0.99 to $0.979, respectively. Accordingly, the excess of the exercise price over the par value of the Common Stock (amounting to $2,025,000) was recorded as additional paid-in capital. As of December 31, 2005, the Company had not received the proceeds from warrants exercised to purchase 49,647 shares of Class A Common Stock and has recorded a stockholder receivable. Legal action to recover such receivable has been commenced by the Company.

         In connection with the issuance of Preferred Stock A, six-year warrants to purchase 3,157,895 shares of Class A Common Stock at an exercise price of $1.04 per share were issued to the investors. In addition, as part of the compensation to the placement agent, five-year warrants to purchase 378,947 shares of Class A Common Stock at an exercise price of $1.04 per share were also issued. The warrants issued to the placement agent contained a cashless exercise provision. The Company estimated the per share value of the warrants using the Black-Scholes pricing model with the following assumptions:


                                                        Warrants Issued to
                                                        ------------------
                                               Investors                  Private Placement Agent
                                               ---------                  -----------------------
         Expected life (in years)                    6                             5
         Expected volatility                        40%                           40%
         Risk-free interest rate                     4%                            4%
         Dividend yield                              0%                            0%

         Estimated fair value per share           $0.47                         $0.43
         Aggregate value of the warrant      $1,484,000                      $163,000


18 In connection with the issuance of Preferred Stock B, six-year warrants to purchase 2,968,750 shares of Class A Common Stock at an exercise price of $1.76 per share were issued to the investors. In addition, as part of the compensation to the placement agent, five-year warrants to purchase 356,250 shares of Class A Common Stock at an exercise price of $1.76 per share were also issued. The warrants issued to the private placement agent contained a cashless exercise provision. The Company estimated the per share value of the warrant using the Black-Scholes pricing model with the following assumptions:


                                                       Warrants Issued to
                                                       ------------------
                                              Investors                  Private Placement Agent
                                              ---------                  -----------------------
         Expected life (in years)                    6                            5
         Expected volatility                      98.8%                        98.8%
         Risk-free interest rate                   3.6%                         3.6%
         Dividend yield                              0%                           0%

         Estimated fair value per share           $1.20                        $1.13
         Aggregate value of the warrant      $3,563,000                     $403,000


         The aggregate value of the warrants issued to the investors in connection with Preferred Stock A and B was recorded as a discount to the respective preferred stock. The aggregate value of the warrants issued to the private placement agent was recorded as deferred financing costs. Both the fair value of the warrant and the deferred financing costs are being amortized over the term of the respective preferred stock through interest expense using the effective method.

         The following table summarizes activity regarding the Company's outstanding warrants:


                                                                                Weighted Average
                                                               Shares            Exercise Price
                                                               ------            --------------
         Outstanding at December 25, 2003                     2,075,000              0.9883
                  Issued                                      --                         --
                  Exercised                                   --                         --
                  Forfeited/Cancelled                         --                         --
         Outstanding at December 25, 2004                     2,075,000              0.9883
                  Issued                                      6,861,842              1.3889
                  Exercised                                   2,327,368              0.9945
                  Forfeited/Cancelled                         --                         --
         Outstanding at December 25, 2005                     6,609,474              1.4020

         Warrants exercisable at December 25, 2004            2,075,000              0.9883
         Warrants exercisable at December 25, 2005            6,609,474              1.4020


 (Note: We included agent warrants and investor warrants when calculating the above figures.)



18 The number of shares of Class A Common Stock issuable under warrants related to the private placements and respective exercise prices are summarized as follows:


                                                   Shares of Class A
                                                      Common Stock
                                                      Issuable Under              Exercise
                                                         Warrants                   Price
                                                  ------------------------    ------------------

         October 2003 private placement                      25,000                 $    0.979

         July 2005 private placement
            6-year warrants                               3,157,895                       1.04
            5-year warrants                                 101,579                       1.04

         December 2005 private placement
            6-year warrants                               2,968,750                       1.76
            5-year warrants                                 356,250                       1.76


19       We note that certain disclosures illustrated in paragraph A240 of SFAS
         123 were not included in your option plan disclosure. For example, but without limitation, the weighted-average grant-date fair value of options granted during the periods presented and the weighted average remaining contractual life of outstanding awards at December 25, 20o5.
         Please expand your disclosures accordingly.

         The Company proposes to insert the following disclosure in "NOTE 16.
         STOCK-BASED COMPENSATION" in the Form 10-K, page F-16, as follows:

         The following table summarizes outstanding options as of December 25, 2005 and related weighted average fair value and life information:


                               Options Outstanding                    Options Exercisable
                  -------------------------------------------------------------------------------
                               Number                       Weighted         Number          Weighted
             Range of       Outstanding at   Weighted        Average      Exercisable at      Average
          Exercise Price     December 25,     Average       Remaining      December 25,      Exercise
             Per Share           2005        Fair Value    Life (Years)        2005            Price
         ------------------------------------------------ -------------------------------- ---------------

         $1.00 to $1.20       1,000,000           $0.105            9.18    1,000,000          $1.120


20 We note your disclosures regarding your joint venture entities of NDAFLY, NDAFY and NDAFS in which the joint venture partners receive an "annual fee". Please expand your disclosures to describe the specific nature of the joint venture fees. Specifically, tell us whether these fees involve payments to any government organization and the business purpose for which these fees were negotiated to be included in the joint venture arrangements.

         Response: Please see our response at Comment 7 above.

         Under the supplementary joint venture agreements, the Company is committed to pay pre-determined annual fees in aggregate $111,000 to the three Chinese joint venture partners instead of sharing with them the profit and loss of the joint ventures. All these fees are paid to the Chinese joint venture partners and none is paid to government organizations.

         Your prompt attention to the issues raised in the letter would be greatly appreciated. Please let us know if you have further questions. Thank you.



                                                     Sincerely,


                                                     /s/ Peter Mak
                                                     Peter Mak
                                                     Chief Financial Officer

cc:      Loeb & Loeb LLP
         Grobstein, Horwath & Company LLP